UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SINOHUB, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

82935L101
(CUSIP Number)

Thomas S. Brennan
Posternak Blankstein & Lund LLP
Prudential Tower, 33rd Floor
800 Boylston Street
Boston, MA 02199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935L101
(1) Names of reporting persons	Jan CG Rejbo
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Sweden
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,900,925
(8) Shared voting power
(9) Sole dispositive power	3,900,925
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	3,900,925
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) (See Item 4 below)	☒
(13) Percent of class represented by amount in Row (11)	13.74%
(14) Type of reporting person (see instructions)	IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on December 8, 2009 by the Reporting Person (as defined below), related to the common stock, $0.001 par value per share (the “Common Stock”), of SinoHub, Inc., a Delaware corporation (the “Issuer”).  The purpose of this Amendment is to reflect the sale by the Reporting Person of 500,000 shares of Common Stock of the Issuer on April 13, 2010, pursuant to a resale registration statement on Form S-3 (Reg. No. 333-162767) (the “Registration Statement”), filed on October 30, 2009.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Issuer, the principal executive offices of which are located at 6/F, Bldg 51, Rd 5, Qiongyu Blvd., Technology Park, Nanshan District Shenzhen, People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed by Jan Rejbo (the “Reporting Person”).  The Reporting Person is a citizen of Sweden.  His principal occupation is private investor.  The Reporting Person’s residence is 64/38 M.6 Crystal Park Soi Yothinpattana, Praditmanutham Road Latprao Latprao, Bangkok W1 Thailand 10230.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment relates to the sale by the Reporting Person of 500,000 shares of Common Stock of the Issuer, pursuant to the Registration Statement, in consideration for $2.80 per share of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person considers the shares of Common Stock of the Issuer that he beneficially owns as an investment made in the ordinary course of his business.  The transaction described in Item 3 was effected by the Reporting Person to monetize the value of a portion of his investment in the shares of the Issuer.  The Reporting Person intends to review on a continuing basis his investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Person is listed as a selling stockholder in the Registration Statement for 3,435,117 shares of the Issuer’s Common Stock, of which he has sold 500,000 of such shares as described above.  Except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5. Interest in Securities of the Issuer.

(a) and (b)           The Reporting Person is the direct beneficial owner of an aggregate of 3,900,925 shares of Common Stock of the Issuer, representing approximately 13.74% of the 28,393,016 shares of Common Stock stated to be outstanding by the Issuer in its Annual Report on Form 10-K filed March 31, 2010. The Reporting Person has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock of the Issuer.  The Reporting Person disclaims beneficial ownership of the 45,000 shares of Common Stock of the Issuer held by his wife and the 20,000 shares of Common Stock of the Issuer held by his daughter.

(c)           On April 13, 2010, the Reporting Person sold 500,000 shares of Common Stock of the Issuer for $2.80 per share pursuant to the Registration Statement.  Except for the information set forth in this item, the Reporting Person has not effected any transaction relating to the Common Stock of the Issuer in the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person is a party to an agreement (the “Registration Rights Agreement”) with the Issuer providing him with certain demand and piggyback registration rights with respect to 3,435,117 shares of his Issuer Common Stock, of which he has sold 500,000 pursuant to the Registration Statement.  The Registration Rights Agreement is filed as exhibit 10.37 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (Reg. No. 333-154731), filed with the SEC on April 14, 2009 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 21, 2010

JAN CG REJBO

Signature	/s/ Jan CG Rejbo